Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

02049294

Group Secretariat

2nd August 2002

02 AUG 15

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 2nd August 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Encl

dlw 9/4

[Press/JSH2k20802/p.6]

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Offer Document Despatched to MCL Land Shareholders

2nd August 2002 – Jardine Strategic Holdings Limited today announced that the offer document for the voluntary unconditional cash offer (the "**Offer**") for MCL Land Limited, as announced on 12th July 2002, had been despatched to MCL Land's shareholders.

On 12th July 2002, Jardine Strategic announced the voluntary pre-conditional cash partial offer for Cycle & Carriage Limited (the "**C&C Partial Offer**"), which will increase its shareholding in Cycle & Carriage from 29.13 per cent. to 50.2 per cent. Subject to the C&C Partial Offer becoming unconditional, Jardine Strategic would be required under Singapore regulatory requirements to make a chain principle offer for the 40.29 per cent. of MCL Land not already owned by Cycle & Carriage. The primary purpose of Jardine Strategic in making the Offer is to fulfil the requirement to make the chain principle offer in a manner that provided certainty to holders of MCL Land shares as to the offer price. It would not, otherwise, be Jardine Strategic's intention to acquire any MCL Land shares.

The offer price of S$1.09 in cash per MCL Land share (the "**Offer Price**") is determined based on the rules relating to the chain principle offer. It represents a discount of approximately 50.9 per cent. to the audited net tangible asset value per MCL Land share of S$2.22 as at 31st December 2001.

The Offer shall remain open until 3:30 pm on 30th August 2002 (the "**Closing Date**"). **The Offer is unconditional in all respects. Jardine Strategic has no intention of revising the Offer Price or extending the Offer beyond the Closing Date.**

Jardine Strategic is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (51 per cent.), Dairy Farm (69 per cent.), Hongkong Land (41 per cent.), Mandarin Oriental (70 per cent.) and Cycle & Carriage (29 per cent.).

- end -

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910
Daphne Liew (65) 6551 5421

This and other Group announcements can be accessed through the Internet at "www.jardines.com".

The full announcement of the despatch of offer document to MCL Land shareholders is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com. The Directors of Jardine Strategic Holdings Limited (the "Directors") (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources (including, without limitation, information in relation to MCL Land), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

31st July 2002
For immediate release

Cycle & Carriage Limited
Interim Report 2002 Highlights

The following press release was issued today by the Company's 29%-owned associate, Cycle & Carriage Limited.

For further information, please contact:

Golin/Harris Forrest
Megan Ross (852) 2501 7986

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

CYCLE & CARRIAGE LIMITED
2002 INTERIM REPORT
GROUP HIGHLIGHTS

	Unaudited Six months ended 30 June		
	2002	2001	*Change %*
Turnover	**S$2,379 m**	S$2,277 m	*4*
Trading profit	**S$209 m**	S$117 m	*78*
Profit attributable to shareholders	**S$122 m**	S$26 m	*376*
Profit attributable to shareholders excluding exceptional items	**S$124 m**	S$64 m	*96*
EPS attributable to shareholders	**51.1 cts**	10.9 cts	*369*
EPS attributable to shareholders excluding exceptional items	**52.2 cts**	27.1 cts	*93*
Dividends per share	**3.0 cts**	3.0 cts	-
	At 30.6.2002	At 31.12.2001	
Shareholders' funds	**S$956 m**	S$806 m	*19*
Net asset value per share	**S$4.01**	S$3.38	*19*

RESULTS

In the first half of 2002 most of the major markets in which the Group operated benefited from steady or improving economies. This was particularly true of Indonesia, where increased consumer confidence and a strengthening currency created buoyant trading conditions and provided Astra with good demand for both motor vehicles and motorcycles.

In Singapore, however, the Group's performance was impacted by rising unemployment and uneven consumer demand. In the motor sector, the position was aggravated by intense competition amongst dealers to reduce stock levels. The results from the Group's Singapore motor operations also suffered as, unlike the previous year, they did not benefit from distributor margins earned from Mercedes-Benz stocks carried over.

For the six months to 30 June 2002, profit attributable to shareholders excluding exceptional items was S$124.4 million, 96% above the previous year. Earnings from the motor vehicle operations at S$25.8 million were down 47%, while the contribution from property for the first six months increased to S$9.6 million. The share of results from Astra, accounted for one month in arrears, increased 388% to S$98.0 million. Earnings per share, excluding exceptional items, were 52.2 cents, compared to 27.1 cents in the previous year.

The appreciation of the Indonesian Rupiah produced a foreign exchange gain in Astra on its uncovered US Dollar debt, the Group's share of which was S$44.3 million. Foreign exchange losses of S$12.4 million on quasi equity loans were expensed during the period in anticipation of the repayment of these loans. The exchange losses had previously been capitalised in CCL Group Properties and Cycle & Carriage Limited. Other exceptional items included a provision of S$35.0 million for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

The profit attributable to shareholders for the period increased by 376% to S$121.8 million, with the strong trading profits in Astra and the turnaround in its foreign exchange position more than offsetting the decline in earnings from the motor operations. Earnings per share were 51.1 cents, compared with 10.9 cents the previous year.

Debt reduction has been an area of focus, and consolidated net debt has been reduced by S$119.3 million in the six months from the position of S$869.1 million at the 2001 year end.

INTERIM DIVIDEND

An interim dividend of 3 cents or 3% (2001: 3 cents or 3%) less income tax at 22.0% (2001: 24.5%) has been declared for the six months to 30 June 2002. The dividend has been maintained at the previous year's level as the profits from Astra are not backed by dividend payments for the time being. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will apply to the interim dividend. The Books Closure Date and payment date of this interim dividend are set out in note 10 below, and further details for participation in the Scheme will be announced separately.

CORPORATE EVENTS

February

Cycle & Carriage increased its interest in PT Astra International Tbk to 31.96% with the acquisition of another 33.5 million shares for US$8.0 million in January and February.

April

MCL Land purchased a 26,000 sq ft freehold site at Upper Serangoon Road for S$18.2 million on which a 12-storey apartment is to be developed.

May

MCL Land launched its freehold condominium project, Robertson 100, consisting of 186 units at Robertson Quay.

June

Cycle & Carriage's wholly owned subsidiary in New Zealand, C&C (North Shore) purchased a dual franchise dealership to sell Nissan and Suzuki vehicles for NZ$1.1 million.

July

Jardine Strategic Holdings which has a 29.13% interest in the Company announced a pre-conditional voluntary cash partial offer for a further 21.13% at a price of S$4.76 per share and a voluntary unconditional cash offer to acquire 40.29% of MCL Land at a price of S$1.09 per share which represents a 51% discount to the net asset value per share as at 31 December 2001. The details of these offers are given in note 9 below.

OPERATIONAL REVIEW

Motor

Earnings from the motor vehicle operations at S$25.8 million were 47% below the previous year. There was a weak performance from the Singapore operations, while the operations in all other countries reflected growth.

The 10% decline recorded in the Singapore passenger car market does not reflect the true state of the market, which was supported by significant discounting and promotions. Cycle & Carriage experienced a further reduction in its market share to 14%. The commercial vehicle market declined by 54%, primarily due to a reduction in the number of Certificates of Entitlement.

Earnings for the Singapore motor operations at S$8.8 million were significantly below the previous year. Mercedes-Benz passenger car sales declined to 1,156 units. In addition to the intense market competition, margins were also impacted by the need to discount the E-Class ahead of the introduction of the new model due in August and the loss of distributor margins earned in the previous year on Mercedes-Benz stocks carried over. Sales of Mitsubishi, Kia and Proton declined to 3,239 units, while commercial vehicle sales declined to 641 units.

The non-national car sector in Malaysia increased by 35%. Sales for Cycle & Carriage Bintang Berhad ("CCB") grew by 35% to 2,418 units due to strong demand for the Mercedes-Benz C-Class, partly offset by declining demand for the run-out E-Class. Together with Cycle & Carriage (Malaysia), the Group's Malaysian motor interests contributed S$9.8 million.

As reported previously, DaimlerChrysler AG and CCB have commenced negotiations on DaimlerChrysler AG's interest in pursuing an active participation in the wholesale business in Malaysia. The negotiations are progressing and an in-principle agreement should be reached before the end of the year. When concluded, this is expected to have a negative impact in later years.

The Australian passenger car market grew by 3%, and Cycle & Carriage (Australia) achieved sales of 20,587 units of Hyundai and 1,945 units of Audi, increasing its market share to 9%.

Hyundai sales grew by 9% due to the strong Accent sales while the 48% increase in Audi sales was to a large extent, the result of the continued good sales performance of the A4 range, first introduced in 2001. Improved margins and cost control increased its profit contribution to the Group to S$4.3 million. The contribution from New Zealand more than doubled to S$3.0 million due to improved commercial vehicle sales by Truck Investments and continued growth in the aftersales activities.

Property

The contribution from property for the first six months increased to S$9.6 million.

The commercial and industrial property markets in Singapore declined in line with the overall economy, but residential buyers responded to keenly priced projects and the introduction of deferred payment schemes. The market was, however, unsettled by proposed changes to the use of the Central Provident Fund for the purchase of property.

The Group's investment properties enjoyed healthy occupancy rates and stable rentals during the period under review.

The contribution from development property was mainly from Sims Residences, Forest Hills and Rio Vista projects. Sales of new MCL Land leasehold projects have been excellent with the 699-unit Warren fully sold and the 716-unit Rio Vista joint venture project 91% sold. 35 units of the luxury 65-unit Balmoral Residences project have been sold, while the recently launched 186-unit Robertson 100 project has been 48% sold. Sales in the Ubi Tech Park joint-venture, however, have been weak.

As at 30 June 2002, the Directors reviewed the carrying values of the Group's investment properties and a deficit of S$13.1 million (net of minority interests) was taken directly to capital reserves.

Astra

The relative political stability in Indonesia and success by the Indonesian Bank Restructuring Agency in selling off assets has had a significant impact on the currency which has strengthened against the US Dollar from a rate of Rp10,400 at 31 December 2001 to Rp8,730 at 30 June 2002. This has been accompanied by strong consumer demand. The motor vehicle market grew by 10% to 131,941 units for the first five months of the year, while the motorcycle market grew by 48% to 975,710 units in the same period.

Astra's motor vehicle sales for the first five months at 59,704 units were 19% up on the previous year, which had been impacted by a strike at a supplier that severely disrupted the Kijang production. Toyota products, at 37,319 units, comprised 63% of Astra's motor vehicle unit sales, followed by Isuzu at 20% and Daihatsu at 14%. Astra's share of the motor vehicle market for the period was some 45%. Sales of motorcycles by Astra Honda Motors grew by 72% to 563,522 units, which increased Astra's share of the market, including imports, to 58%.

Crude palm oil production increased by 18% to 175,749 metric tonnes, while the average price for the five months increased by 53% due to the worldwide impact of El Nino on vegetable oil production.

Results for Astra are accounted for a month in arrears due to logistical problems caused by Astra's size. Astra's contribution is thus for the six-month period from 1 December 2001 to 31 May 2002. Due to the favourable conditions, the operating contribution from the Group's 32% shareholding in Astra quadrupled to S$98.0 million. In addition, the Group's share of the gain arising from the strengthening of the Rupiah was S$44.3 million, compared to a significant loss in the previous year. This was, however, partly offset by a provision of S$35.0 million for tax due mainly to the expected expiry of tax losses prior to their utilisation.

Astra's high level of foreign currency debt and its onerous repayment schedule remain a challenge, and Astra has indicated that it may not be in a position to meet all of its capital repayments as they fall due. Rothschilds has been appointed as financial adviser by Astra to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

Other Interests

Other interests comprise primarily the holding company costs and the funding costs on the debt arising from the Astra acquisition.

PROSPECTS

No significant economic change is expected in the various markets in which the Group operates in the remainder of the year and the trading performance for the second half of the year is expected to be satisfactory. However, the value of the Rupiah will continue to have a major influence on Astra and the Group's attributable profit.

Cycle & Carriage Limited
Consolidated Profit and Loss Account

Six months ended 30 June	Note	Unaudited 2002 S$m	2001 S$m	Change %
Turnover	3	**2,378.7**	2,276.6	4
Less: Share of associates' and joint ventures' turnover		**(1,170.2)**	(923.0)	27
Group turnover		**1,208.5**	1,353.6	-11
Cost of sales		**(1,088.3)**	(1,179.1)	-8
Gross profit		**120.2**	174.5	-31
Other operating income		**8.7**	4.1	112
Selling and distribution expenses		**(51.3)**	(67.5)	-24
Administrative expenses		**(41.6)**	(41.2)	-
Other operating expenses		**(0.1)**	(1.5)	-93
Operating profit		**35.9**	68.4	-48
Share of associates' and joint ventures' results		**172.8**	48.7	255
Trading profit		**208.7**	117.1	78
Exceptional items	4	**51.4**	(56.1)	nm
Profit before interest	6	**260.1**	61.0	326
Net interest		**(11.7)**	(14.2)	-18
Profit before taxation	3	**248.4**	46.8	431
Taxation	5	**(119.6)**	(16.3)	634
Profit after taxation		**128.8**	30.5	322
Minority interests		**(7.0)**	(4.9)	43
Profit attributable to shareholders	6	**121.8**	25.6	376

	Note	cts	cts	
Earnings per share				
- basic	1	**51.1**	10.9	369
- fully diluted	1	**51.0**	10.9	368
Earnings per share excluding exceptional items				
- basic	1	**52.2**	27.1	93
- fully diluted	1	**52.1**	27.1	92
Dividends per share (gross)		**3.0**	3.0	-
Net asset value per share		**S$4.01**	S$3.19	26
Profit after taxation as % of Group turnover		**10.7%**	2.3%	
Profit after taxation and minority interests as % of shareholders' funds		**12.7%**	3.4%	

Note: Certain comparatives have been restated to conform with this financial year's presentation.

nm – not meaningful

Cycle & Carriage Limited
Consolidated Balance Sheet

	Unaudited At 30.6.02 S$m	Audited 31.12.01 S$m
Non-current assets		
Property, plant and equipment	**125.2**	127.1
Investment properties	**502.1**	532.3
Development properties	**465.1**	578.0
Interests in associates	**624.0**	408.8
Deferred tax assets	**17.3**	17.5
Goodwill	**9.3**	-
Other non-current assets	**20.9**	19.2
	1,763.9	1,682.9
Current assets		
Properties for sale	**69.2**	121.7
Stocks	**302.0**	374.7
Debtors	**190.4**	163.9
Tax recoverable	**0.9**	0.8
Bank and other liquid funds	**87.7**	97.1
	650.2	758.2
Total assets	**2,414.1**	2,441.1
Non-current liabilities		
Borrowings due after one year	**668.5**	713.5
Deferred tax liabilities	**5.7**	6.8
Non-current provisions	**17.7**	13.9
Other non-current liabilities	**3.7**	3.3
	695.6	737.5
Current liabilities		
Creditors	**158.1**	183.2
Provisions	**25.7**	32.1
Tax payable	**34.4**	46.2
Borrowings due within one year	**169.0**	252.7
	387.2	514.2
Total liabilities	**1,082.8**	1,251.7
Net assets	**1,331.3**	1,189.4
Capital employed		
Share capital	**238.6**	238.5
Reserves	**717.0**	567.4
Shareholders' funds	**955.6**	805.9
Minority interests	**375.7**	383.5
	1,331.3	1,189.4

Note: Certain comparatives have been restated to conform with this financial year's presentation.

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.9	271.0	800.6
- effect of adopting SAS 12 (revised)	2	-	-	(0.3)	5.6	5.3
- as restated		238.5	251.2	39.6	276.6	805.9
Revaluation deficit on investment properties		-	-	-	(13.1)	(13.1)
Gain on dilution of interest in an associate		-	-	-	2.3	2.3
Share of an associate's revaluation surplus		-	-	7.1	-	7.1
Share of an associate's share premium		-	-	0.2	-	0.2
Translation difference		-	-	-	31.0	31.0
Net gains not recognised in profit and loss account		-	-	7.3	20.2	27.5
Profit attributable to shareholders		-	-	-	121.8	121.8
Total recognised gains for the financial period		-	-	7.3	142.0	149.3
Issue of shares		0.1	0.3	-	-	0.4
Balance at 30 June		238.6	251.5	46.9	418.6	955.6

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2001						
Balance at 1 January						
- as previously reported		234.0	240.9	77.1	156.7	708.7
- effect of adopting SAS 12 (revised)	2	-	-	(0.3)	5.1	4.8
- as restated		234.0	240.9	76.8	161.8	713.5
Revaluation deficit on investment properties		-	-	(29.0)	-	(29.0)
Reserves realised on sale of an investment property		-	-	(8.2)	3.7	(4.5)
Reserves realised on sale of a subsidiary		-	-	-	0.4	0.4
Gain on dilution of interest in an associate		-	-	-	0.9	0.9
Share of an associate's gain on dilution		-	-	-	5.8	5.8
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000		-	-	-	(5.8)	(5.8)
Translation difference		-	-	-	15.4	15.4
Net gains/(losses) not recognised in profit and loss account		-	-	(37.2)	20.4	(16.8)
Profit attributable to shareholders		-	-	-	121.0	121.0
Total recognised gains/ (losses) for the financial year		-	-	(37.2)	141.4	104.2
Dividends (net)		-	-	-	(26.6)	(26.6)
Issue of shares		4.5	10.3	-	-	14.8
Balance at 31 December		238.5	251.2	39.6	276.6	805.9

Note: Profit attributable to shareholders was restated due to the adoption of SAS 12 (revised).

Cycle & Carriage Limited
Company Profit and Loss Account

Six months ended 30 June	Note	Unaudited **2002** **S$m**	2001 **S$m**	*Change* *%*
Turnover	3	**37.2**	49.3	*-24*
Other operating income		**0.1**	0.1	*-*
Total income		**37.3**	49.4	*-24*
Administrative expenses		**(3.2)**	(2.8)	*14*
Other operating income/(expenses)		**0.5**	(0.1)	*nm*
Operating profit		**34.6**	46.5	*-26*
Exceptional item	4	**188.4**	(17.1)	*nm*
Profit before interest		**223.0**	29.4	*659*
Net interest		**(0.3)**	(0.2)	*50*
Profit before taxation		**222.7**	29.2	*663*
Taxation		**(8.0)**	(12.0)	*-33*
Profit after taxation		**214.7**	17.2	*nm*

nm – not meaningful

Cycle & Carriage Limited
Company Balance Sheet

	Unaudited At 30.6.02 S$m	Audited At 31.12.01 S$m
Non-current assets		
Property, plant and equipment	**0.8**	0.6
Interests in subsidiaries	**1,463.0**	1,248.0
Interests in associates	**74.1**	72.6
	1,537.9	1,321.2
Current assets		
Debtors	**2.7**	2.6
Tax recoverable	**0.3**	-
Bank and other liquid funds	**24.3**	12.3
	27.3	14.9
Total assets	**1,565.2**	1,336.1
Non-current liabilities		
Borrowings due after one year	**395.0**	385.0
Deferred tax liabilities	**1.1**	1.3
	396.1	386.3
Current liabilities		
Creditors	**4.7**	5.6
Tax payable	**1.8**	0.8
Borrowings due within one year	**15.0**	15.0
	21.5	21.4
Total liabilities	**417.6**	407.7
Net assets	**1,147.6**	928.4
Financed by:		
Share capital and reserves		
Share capital	**238.6**	238.5
Reserves	**909.0**	689.9
Shareholders' funds	**1,147.6**	928.4

Cycle & Carriage Limited

Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Translation difference	-	-	4.1	4.1
Profit attributable to shareholders	-	-	214.7	214.7
Total recognised gains for the financial period	-	-	218.8	218.8
Issue of shares	0.1	0.3	-	0.4
Balance at 30 June	238.6	251.5	657.5	1,147.6
2001				
Balance at 1 January	234.0	240.9	412.9	887.8
Translation difference	-	-	(0.5)	(0.5)
Profit attributable to shareholders	-	-	52.9	52.9
Total recognised gains for the financial year	-	-	52.4	52.4
Dividends (net)	-	-	(26.6)	(26.6)
Issue of shares	4.5	10.3	-	14.8
Balance at 31 December	238.5	251.2	438.7	928.4

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

Six months ended 30 June	Unaudited 2002 S$m	2001 S$m
Operating profit	35.9	68.4
Adjustments for:		
Depreciation and amortisation	7.4	7.4
Foreign currency translation difference	15.8	(7.9)
	23.2	(0.5)
Changes in development properties	85.2	(162.7)
Changes in working capital	36.7	(40.3)
Cash flows from operating activities	181.0	(135.1)
Net interest paid	(17.8)	(16.6)
Income taxes paid	(17.8)	(29.3)
	(35.6)	(45.9)
Cash flows from investing activities		
Sale of property, plant and equipment	1.5	1.3
Purchase of property, plant and equipment	(3.9)	(4.9)
Purchase of shares in associates	(14.7)	(9.1)
Disposal of a subsidiary, net of cash disposed	-	8.7
Dividends received from associates	4.6	4.5
	(12.5)	0.5
Cash flows from financing activities		
Proceeds from issue of shares	0.4	-
Loans to minority shareholders and associates	(0.2)	(1.4)
Term loans	(138.1)	217.2
Dividends to minority shareholders	(3.5)	(3.4)
	(141.4)	212.4
Net change in cash and cash equivalents	(8.5)	31.9
Cash and cash equivalents at the beginning of the period	96.6	82.3
Effect of exchange rate changes	(0.7)	0.5
Cash and cash equivalents at the end of the period	87.4	114.7

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2002 which have been prepared in accordance with the accounting policies set out in the 2001 audited accounts. There are no changes in those accounting policies except for the adoption of SAS 12 (revised) – Income Taxes as disclosed in note 2.

The basic earnings per share ("EPS") are computed based on weighted average number of ordinary shares in issue of 238.5 million during the period (2001: 234.0 million).

In computing the fully diluted EPS, share options whose exercise prices are equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in the computation of EPS on a fully diluted basis is 238.8 million (2001: 234.0 million).

2 Change in accounting policy

With effect from 1 January 2002, the Group adopted the SAS 12 (revised) - Income Taxes under which deferred income tax is provided in full, using the liability method and their carrying amounts in the financial statements. Deferred tax assets are recognised when it is probable that taxable profits will be available against which the deferred tax assets can be utilised and deferred tax liabilities are recognised for all taxable temporary differences. Following the adoption of this statement, an amount of S$5.3 million has been adjusted to the shareholders' funds as at 1 January 2002 and the comparative information has been restated.

3 Turnover and profit

	Group			Company		
Six months ended 30 June	**2002**	2001	*Change*	**2002**	2001	*Change*
	S$m	S$m	*%*	**S$m**	S$m	*%*
Turnover includes:						
Investment income	**-**	-	-	**36.4**	48.6	*- 25*
Profit before taxation is determined after including:						
Exceptional items	**51.4**	(56.1)	*nm*	**188.4**	(17.1)	*nm*
Depreciation and amortisation	**(7.4)**	(7.4)	-	**(0.1)**	(0.1)	-
Interest expense	**(12.7)**	(15.9)	*- 20*	**(8.8)**	(9.8)	*- 10*
Interest income	**1.0**	1.7	*- 41*	**8.5**	9.6	*- 11*
Net exchange gain/(loss)	**0.3**	(0.4)	*nm*	**0.2**	-	*100*

4 Exceptional items

The exceptional items included in the profit before taxation are as follows:

Six months ended 30 June	Group 2002 S$m	Group 2001 S$m	Company 2002 S$m	Company 2001 S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**63.3**	(65.3)	-	-
Profit on sale of an associate's investment	**0.5**	-	-	-
Exchange losses on loans to subsidiaries	**(12.4)**	-	**(2.3)**	-
Provision written back by a subsidiary for foreseeable losses on certain development properties	-	3.3	-	-
Profit on sale of shares in a subsidiary	-	5.9	-	-
Writeback in provision/(provision) for amount owing by a subsidiary	-	-	**190.7**	(17.1)
	51.4	(56.1)	**188.4**	(17.1)

The exceptional items included in the profit after taxation and minority interests are as follows:

Six months ended 30 June	Group 2002 S$m	Group 2001 S$m	Company 2002 S$m	Company 2001 S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**44.3**	(45.7)	-	-
Profit on sale of an associate's investment	**0.5**	-	-	-
Exchange losses on loans to subsidiaries	**(12.4)**	-	**(2.3)**	-
Provision for tax in an associate	**(35.0)**	-	-	-
Provision written back by a subsidiary for foreseeable losses on certain development properties	-	1.9	-	-
Profit on sale of shares in a subsidiary	-	5.9	-	-
Writeback in provision/(provision) for amount owing by a subsidiary	-	-	**190.7**	(17.1)
	(2.6)	(37.9)	**188.4**	(17.1)

5 Taxation

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses, temporary differences and the set off of losses in certain subsidiaries against the profits of other subsidiaries as allowed by the Group tax relief.

A provision of S$35.0 million was made for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

The Group's tax charge in 2002 included a writeback of S$0.5 million in respect of prior years' tax due to changes in statutory tax rates.

In 2001, the Company's 59.7% owned subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million. This relates to gains that arose from the sale of Ardmore Park, an investment property, in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a six-year time limit for the IRAS to raise additional assessment. MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability of tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated and as such provision for tax is not necessary. MCLA is still waiting for IRAS to revert on the objection.

6 Segment information

	Turnover		Profit before interest		Profit attributable to shareholders	
Six months ended 30 June	**2002**	2001	**2002**	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Analysis by activity :						
Motor	**1,284.2**	1,448.6	**39.7**	73.1	**25.8**	48.4
Property	**191.5**	74.8	**16.6**	12.1	**9.6**	5.0
Astra	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Other interests	**49.1**	36.4	**-**	(0.6)	**(9.0)**	(10.0)
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**-**	-	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6
Analysis by geographical location :						
Singapore	**829.4**	994.6	**24.1**	60.8	**7.7**	32.3
Malaysia	**152.3**	123.0	**18.0**	16.0	**11.4**	9.5
Indonesia	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Australasia	**527.9**	427.6	**14.2**	7.8	**7.3**	1.6
Others	**15.2**	14.6	**-**	-	**-**	-
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**-**	-	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6

7 Group borrowings

	At 30.6.02	At 31.12.01
	S$m	S$m
Repayable within one year		
- secured	**87.0**	211.2
- unsecured	**82.0**	41.5
Repayable after one year		
- secured	**173.2**	208.5
- unsecured	**495.3**	505.0
	837.5	966.2

8 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 3,493,100 as at 30 June 2002 (31.12.01: 2,453,500).

Between 31 December 2001 and 30 June 2002, there have been no rights, bonus or equity issues except that 14,000 and 112,560 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000 and 8 May 2001 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89 and S$3.227, respectively, per share.

On 4 July 2002, 2,393,272 new ordinary shares of S$1.00 each were issued at an issue price of S$4.95 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2001.

9 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 30 June 2002 and the date of this report except that on 12 July 2002, Jardine Strategic Holdings Limited ("JSH") which owns a 29.13% interest in Cycle & Carriage announced that:

(1) it proposed to make, subject to fulfilment of the pre-condition mentioned below, a voluntary conditional cash partial offer for the Company at an offer price of S$4.76 per share that will result in the increase of its shareholding interest in the Company to 50.2%. The making of the partial offer is subject to the pre-condition that Edaran Otomobil Nasional Berhad, which owns a 21.13% interest in the Company receives its independent shareholders' approval for the disposal of all or part of its interest in the Company pursuant to the partial offer. Following fulfilment of the pre-condition, the partial offer would be conditioned on JSH receiving, (i) acceptances in respect of such number of shares in the Company as to enable JSH to increase its shareholding in the Company to not less than 50.2% (the "Offer Shares"); (ii) approval of the partial offer by shareholders of the Company (excluding JSH, its concert parties and their associates) representing more than 50% of the valid votes received; and (iii), if required, approval of JSH's shareholders for the partial offer. The Company's shareholders may accept the partial offer in respect of all or any part of their shareholdings. Acceptances in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd lot shareholdings; and

(2) it was making a voluntary unconditional cash offer for the remaining 40.29% in MCL Land Limited not already owned by the Company in its 59.71% subsidiary, at an offer price of S$1.09 per MCL Land share.

10 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 16 August 2002 to 19 August 2002 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage's Share Registrar, Barbinder & Co. Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 15 August 2002 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend.

Shareholders with registered addresses outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided to the Share Registrar or (as the case may be) CDP, addresses in Singapore for the service of notices and documents will not be eligible to participate in the Cycle & Carriage Limited Scrip Dividend Scheme.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the interim dividend in scrip will be allotted and issued on or about 27 September 2002. The interim dividend will be paid on or about 27 September 2002.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore

31 July 2002

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

SUPPL

To: Business Editor

31st July 2002
For immediate release

02 AUG 15 AM 12:10

The following announcement was today issued to the London Stock Exchange.

Jardine Strategic Holdings Limited
Interim Report 2002

Highlights

- Underlying earnings per share increase 82% to US¢14.96*
- Partial bid to increase stake in Cycle & Carriage to over 50%
- Hongkong Land property values decline
- Dairy Farm recovers and sells New Zealand business
- Mandarin Oriental sees hotel occupancy improve, but rates weaken

"Trading conditions for most of the Group's businesses are inevitably linked with the state of the global economy, which at the current time is uncertain. We remain financially sound with businesses that produce good cash flows, and, therefore, are able to concentrate on creating value for shareholders over the longer term."

Henry Keswick, *Chairman*
31st July 2002

* The Group's financial statements are prepared under International Accounting Standards ('IAS'), which no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the highlights above, the Chairman's Statement and Operating Review are based on this supplementary financial information unless otherwise stated.

The interim dividend of US¢4.60 per share will be payable on 16th October 2002 to shareholders on the register of members at the close of business on 23rd August 2002. The ex-dividend date will be on 21st August 2002, and the share registers will be closed from 26th to 30th August 2002, inclusive.

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Jardine Strategic Holdings Limited
Interim Report 2002

Performance

The first half of 2002 was unsettled with the Group's Asian markets demonstrating mixed responses to the global economic uncertainty. Despite this, Jardine Strategic produced a strong 77% increase in underlying net profit to US$97 million for the six months. Underlying earnings per share were enhanced further by share repurchases and increased 82% to US¢14.96.

There were some good results from among Jardine Strategic's subsidiaries and affiliates in the first half. Following the disposal of its Australian operations, Dairy Farm's contribution increased, with a better performance from its Hong Kong supermarkets. The contribution from Jardine Matheson's directly owned businesses reduced, with gains in Jardine Pacific and Jardine Lloyd Thompson being offset by a decline in profitability in Jardine Motors' main Hong Kong market. Mandarin Oriental saw occupancy levels recover in many of its hotels, although rates remained weak; its result includes the write-back of development costs following the decision to proceed with its Washington project. Cycle & Carriage's reported profit improved as its Indonesian affiliate, Astra International, responded positively to improving market sentiment and a strengthening of the Rupiah. Hongkong Land maintained occupancy, but earnings suffered from negative rent reversions in a soft Hong Kong market.

Hongkong Land's valuation of its property portfolio at 30th June 2002 recorded a 7% reduction. As International Accounting Standards require the changes arising on the revaluation of investment properties to be taken through the Company's profit & loss account, rather than directly to reserves, a total non-cash deficit of US$250 million has been set against profit. This was partly offset by the Company's US$163 million share of the profit on disposal by Dairy Farm of Woolworths New Zealand, and a net profit of US$6 million was recorded for the half year.

Net asset value per share at 30th June 2002, based on the market price of the Company's holdings, was US$5.00 compared with US$4.88 at the prior year end. An unchanged interim dividend of US¢4.60 per share has been declared.

Business Developments

In July, the Company announced a cash partial offer to increase its holding in Cycle & Carriage to 50.2%. While Cycle & Carriage is facing a number of challenges in its business, the Company remains confident that Cycle & Carriage's management can meet these challenges over the next few years. An increased stake of over 50% will place the Company in a better position to support Cycle & Carriage, while enabling the company to maintain the advantages of its Singapore listing and a high level of local ownership. The offer is

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conditional upon the approval of the independent shareholders of Edaran Otomobil Nasional Berhad ('EON'), which owns a 21% stake in Cycle & Carriage, for EON to accept it. This process is expected to take some three months to complete. In order to meet regulatory requirements, the Company also announced a cash offer to acquire the 40.29% of MCL Land that Cycle & Carriage does not own. The offer price of S$1.09 per share represents a 51% discount to the net asset value per share of MCL Land as at 31st December 2001.

Astra International, Cycle & Carriage's 31%-held Indonesian affiliate, achieved a good trading performance, but high levels of foreign currency debt continue to hamper the company and Astra has indicated that it may not be in a position to meet all its capital repayments as they fall due. Astra has appointed a financial adviser to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

Hongkong Land's property development projects are progressing well. Its latest flagship commercial property in Hong Kong, Chater House, was completed on schedule in June, and has been over 50% pre-let despite the poor market. Construction will begin soon on the group's Singapore joint-venture development, One Raffles Quay, while the pre-sale of the first phase of its new residential development in Beijing, Central Park, was well received with nearly half of the apartments being sold.

In June, Dairy Farm sold its supermarket business in New Zealand for a significant premium, giving rise to a gain of US$225 million. Following the disposal of its Australasian businesses, the company's focus is now on growing its Asian operations. Good operating performance, coupled with the significant improvement in the group's financial position, has enabled Dairy Farm to reinstate its dividend.

Mandarin Oriental's underlying performance in the first half was improved as occupancy levels at most of its hotels recovered from the depressed conditions prevailing in the second half of last year, although room rates have continued to weaken. The group's development plans remain on track with three key hotel projects in progress in New York, Washington D.C. and Tokyo.

Jardine Matheson's 32%-held insurance broking affiliate, Jardine Lloyd Thompson, has been a beneficiary of the hardening insurance markets and has responded well to the increasing demands from its clients for the limited capacity that is available. Jardine Motors Group has, however, been impacted by the poor trading conditions in its primary Hong Kong market. In addition, the new Mercedes-Benz franchise arrangement in Hong Kong and the reorganization of its Mercedes-Benz dealer network in the United Kingdom, which both took effect in July 2002, will adversely affect future earnings.

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In the first half of the year the Company repurchased and cancelled some 14 million shares, enhancing both earnings and net asset value per share.

Looking Ahead

In conclusion, the Chairman, Henry Keswick said, "Trading conditions for most of the Group's businesses are inevitably linked with the state of the global economy, which at the current time is uncertain. We remain financially sound with businesses that produce good cash flows, and, therefore, are able to concentrate on creating value for shareholders over the longer term."

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Operating Review

Jardine Matheson

Jardine Matheson's strong earnings performance in the second half of 2001 continued into the first six months of 2002 with underlying earnings per share of US¢28.82 being achieved, a 45% increase over the first half of 2001. Underlying net profit rose 39% to US$109 million. Of its directly held investments:

- **Jardine Pacific** produced a profit of US$36 million in the first half, 9% ahead of last year. Trading conditions were mixed during the early months of the year with weak consumer sentiment impacting the performance of a number of businesses. Jardine Schindler achieved an improved order intake during the first half and continued to build its maintenance portfolio. Gammon Skanska's existing projects have been progressing well, but construction order books are generally weaker and this may impact its earnings outlook. JEC experienced lower business volumes in its Hong Kong engineering operations. HACTL reported 17% growth in air cargo throughput for the first six months, driven primarily by strong export demand to the United States and Europe. The poor trading conditions in Hong Kong negatively affected most of the group's other businesses.

- **Jardine Motors Group** achieved an underlying net profit of US$21 million for the six months, a reduction of 30% on the previous year. In Hong Kong, Zung Fu's margins were under pressure in a weak market, and sales declined in anticipation of a model change. After-sales activities, however, remained strong. There was a positive contribution from Mainland China. The performance from the United Kingdom dealerships continued to improve, but there were further significant expenses incurred in rationalizing the property portfolio and reorganizing the head office support units. The new Mercedes-Benz franchise arrangement in Hong Kong and the reorganization of the Mercedes-Benz dealer network in the United Kingdom both took effect in July 2002 and will have an adverse effect on results.

- **Jardine Lloyd Thompson** produced a good result for the first six months achieving significant growth in both revenue and profits. There was a very strong performance from its Risk & Insurance Group and steady growth in its Employee Benefits business. Brokerage and fees grew by 12% to £194 million, and profit before tax (excluding exceptional items and goodwill amortisation) under UK accounting standards rose 20% to £51 million. The insurance market continued to see rising premium rates, tighter terms and conditions for insurance cover and reduced capacity, and JLT expects these conditions to continue beyond 2003.

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Hongkong Land

Hongkong Land reported an underlying profit for the first half of US$96 million, down 16%. Net income from property was 6% lower as rental reversions remained negative in Hong Kong's soft property market. Net financing charges rose as higher gearing following share repurchases offset the benefit of lower interest rates. Underlying earnings per share fell 10%, the reduced number of shares in issue mitigating the effect of lower aggregate earnings. At 30th June 2002, a revaluation of Hongkong Land's property portfolio recorded a deficit of US$601 million, a decline of 7% since the prior year end, leading to a reported loss of US$506 million for the half year. The key driver for Hongkong Land's earnings is a revival of demand in the Hong Kong office market, which is dependent upon recovery in global business confidence, and no material change in the current trend is expected for the remainder of the year.

Market rental levels in Hong Kong's Central District fell some 13% in the first half, although the impact on the group was smoothed by the reversionary pattern of its leases. In spite of this challenging market, occupancy in the group's existing portfolio was maintained. In June, Hongkong Land obtained an occupation permit for its new development, Chater House. The property had been over 50% pre-let, and its major office and retail tenants are now fitting out space. In Singapore, the group's joint-venture development with Cheung Kong and Keppel Land is making progress and will be completed in 2005. In Beijing, the Central Park residential development joint-venture received permission to pre-sell in April and, following an effective marketing campaign in Beijing and Hong Kong, almost half of the first phase of 600 apartments were sold.

Dairy Farm

Dairy Farm's continuing operations showed substantial improvement in the first half of 2002, producing an underlying profit of US$30 million, compared with US$6 million in the same period in 2001. Sales from continuing operations were US$1,435 million, an increase of 7% over the prior year. In April, the company repurchased some ten per cent. of its issued share capital for a total cost of US$130 million. Dairy Farm sold its New Zealand supermarket business in June, recording a gain of US$225 million, and is now in a good position to develop its exclusively Asian-based businesses. The group's improved trading position has enabled it to reinstate an interim dividend.

An exceptional performance from Singapore and good progress from Giant in Malaysia enabled its Southeast Asia operations to increase sales by 11% and operating profit by 42% for the period. In North Asia, Mannings and 7-Eleven in Hong Kong continued to build on their leading market positions to produce good results. Wellcome Hong Kong showed some improvement, with a modest increase in sales and further expense reductions. 7-Eleven in Southern China continued its new store roll-out programme, opening 21 outlets in the first half to bring its total to 93 stores. Dairy Farm's restaurant joint-venture, Maxim's, increased its profit by 24%, and continued to expand its Starbucks business in Hong Kong and will open its first Starbucks in Macau and Guangdong Province during the second half of the year.

Mandarin Oriental

Mandarin Oriental's first half performance was encouraging as occupancy at most of its hotels recovered from the depressed levels in the second half of 2001. Total revenues declined, however, compared with the first half of 2001 due to the continued weakness in average room rates. But prudent cost containment, a favourable interest rate environment and a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. enabled the group to achieve a net profit of US$12 million for the period, up from US$6 million in the prior year. No interim dividend was declared given the current uncertain environment and the group's ongoing development commitments.

Mandarin Oriental's two Hong Kong hotels showed some improvement in occupancy, but average room rates declined. Its London hotel has been firmly established as one of that city's leading properties, achieving an 11% increase in total revenue against the market trend. In New York, occupancy levels were up over the prior year, although rates were soft. There were mixed performances among the group's associate and managed hotels.

Mandarin Oriental's long-term strategy of being one of the world's leading luxury hotel groups remains firmly on course with three significant projects currently under way. Its new hotel in New York in the AOL/Time Warner Center is scheduled to open in late 2003. The development of a luxury hotel in Washington D.C. has commenced, with completion expected in 2004, and the detailed planning for its Tokyo hotel has begun.

Cycle & Carriage

Most of the major markets in which Cycle & Carriage operates experienced steady or improving economies in the first half of the year, with the exception of Singapore. Cycle & Carriage's profit excluding exceptional items was S$124 million for the first six months of 2002, 96% above the comparable period in 2001. Earnings from the motor vehicle operations, at S$26 million, were down 47% due to a weak performance from its Singapore operations. Mercedes-Benz sales in Singapore declined in intense market competition, and margins were also impacted ahead of the introduction of the new model and the loss of distributor margin earned in the previous year on Mercedes-Benz stocks carried over. The contribution from property for the first six months increased to S$10 million.

Astra International experienced buoyant trading conditions in Indonesia, with good demand for both motor vehicles and motorcycles. The operating contribution from Cycle & Carriage's 31% shareholding in Astra increased materially to S$98 million. In addition, Cycle & Carriage's share of the gain arising from the strengthening of the Rupiah was S$44 million, compared to a significant loss in the previous year. This was, however, partly offset by the write-off of deferred tax assets of S$35 million which are expected to expire prior to utilization.

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Astra's high level of foreign currency debt and its onerous repayment schedule remain a challenge, and Astra has indicated that it may not be in a position to meet all its capital repayments as they fall due. A financial adviser has been appointed by Astra to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

Other Interests

Edaran Otomobil Nasional's decision to sell its stake in Cycle & Carriage into the partial offer announced by the Company is part of its own broader strategy of focusing on its core automotive distribution and automotive related businesses in Malaysia where it commands controlling interests. EON, in which Jardine Strategic has a 19.3% interest, has also announced its intention to improve its capital structure and return value to its shareholders by the payment of a special dividend out of existing resources and from the proceeds from the sale of its Cycle & Carriage stake.

Jardine Strategic Holdings Limited
Consolidated Profit and Loss Account

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December	Six months ended 30th June				Six months ended 30th June		Year ended 31st December
2001 US$m	2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m	2001 US$m
5,152	2,782	**1,914**	2	Revenue	**1,914**	2,782	5,152
(3,731)	(2,032)	**(1,355)**		Cost of sales	**(1,354)**	(2,032)	(3,731)
1,421	750	**559**		Gross profit	**560**	750	1,421
68	57	**11**		Other operating income	**11**	57	68
(1,105)	(603)	**(399)**		Selling and distribution costs	**(399)**	(602)	(1,105)
(274)	(141)	**(97)**		Administration expenses	**(97)**	(141)	(274)
(54)	(9)	**(13)**		Other operating expenses	**(13)**	(9)	(53)
-	-	**225**		Net profit on disposal of Woolworths in Dairy Farm	**225**	-	-
38	(12)	**-**		Net gain/(loss) on disposal of Franklins' assets in Dairy Farm	**-**	(12)	38
94	42	**286**	3	Operating profit	**287**	43	95
(100)	(50)	**(32)**		Net financing charges	**(32)**	(50)	(100)
204	112	**108**		Share of operating profit less net financing charges of associates and joint ventures	**140**	119	237
(88)	(88)	**-**		Impairment of assets in Cycle & Carriage	**-**	(88)	(88)
-	-	**-**		Decrease in fair value of investment properties in Hongkong Land	**(248)**	-	(246)
116	24	**108**	4	Share of results of associates and joint ventures	**(108)**	31	(97)
110	16	**362**		Profit/(loss) before tax	**147**	24	(102)
(74)	(33)	**(54)**	5	Tax	**(54)**	(33)	(75)
36	(17)	**308**		Profit/(loss) after tax	**93**	(9)	(177)
(4)	4	**(87)**		Outside interests	**(87)**	3	(4)
32	(13)	**221**		Net profit/(loss)	**6**	(6)	(181)

US¢	US¢	**US¢**			**US¢**	US¢	US¢
4.80	(1.97)	**34.03**	6	Earnings/(loss) per share	**0.89**	(0.93)	(27.21)
18.48	7.15	**13.65**	6	Underlying earnings per share	**14.96**	8.20	20.70

* The basis of preparation of this supplementary financial information is set out in note 1.

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Jardine Strategic Holdings Limited
Consolidated Balance Sheet

Prepared in accordance with IAS: At 31st December 2001 US$m	Prepared in accordance with IAS: At 30th June 2001 US$m	Prepared in accordance with IAS: At 30th June **2002 US$m**		Prepared in accordance with IAS as modified by revaluation of leasehold properties*: At 30th June **2002 US$m**	At 30th June 2001 US$m	At 31st December 2001 US$m
			Net operating assets			
72	73	**84**	Goodwill	**84**	73	72
1,041	1,186	**975**	Tangible assets	**1,629**	1,895	1,692
362	357	**384**	Leasehold land payments	**-**	-	-
1,910	1,952	**1,950**	Associates and joint ventures	**3,127**	3,577	3,305
499	578	**606**	Other investments	**606**	578	499
10	15	**6**	Deferred tax assets	**6**	15	10
42	42	**42**	Pension assets	**42**	42	42
2	-	**-**	Other non-current assets	**-**	-	2
3,938	4,203	**4,047**	Non-current assets	**5,494**	6,180	5,622
282	386	**222**	Stocks	**222**	386	282
174	166	**143**	Debtors and prepayments	**143**	166	174
595	622	**677**	Bank balances and other liquid funds	**677**	622	595
1,051	1,174	**1,042**	Current assets	**1,042**	1,174	1,051
(807)	(855)	**(718)**	Creditors and accruals	**(718)**	(855)	(807)
(261)	(395)	**(56)**	Borrowings	**(56)**	(395)	(261)
(17)	(13)	**(17)**	Current tax liabilities	**(17)**	(13)	(17)
(1,085)	(1,263)	**(791)**	Current liabilities	**(791)**	(1,263)	(1,085)
(34)	(89)	**251**	Net current assets/(liabilities)	**251**	(89)	(34)
(1,277)	(1,368)	**(1,406)**	Long-term borrowings	**(1,406)**	(1,368)	(1,277)
(31)	(41)	**(32)**	Deferred tax liabilities	**(35)**	(44)	(34)
(2)	(3)	**(3)**	Pension liabilities	**(3)**	(3)	(2)
(5)	(12)	**(8)**	Other non-current liabilities	**(8)**	(12)	(5)
2,589	2,690	**2,849**		**4,293**	4,664	4,270
			Capital employed			
53	53	**52**	Share capital	**52**	53	53
1,264	1,274	**1,224**	Share premium	**1,224**	1,274	1,264
1,614	1,644	**1,889**	Revenue and other reserves	**3,207**	3,443	3,146
(824)	(812)	**(822)**	Own shares held	**(822)**	(812)	(824)
2,107	2,159	**2,343**	Shareholders' funds	**3,661**	3,958	3,639
482	531	**506**	Outside interests	**632**	706	631
2,589	2,690	**2,849**		**4,293**	4,664	4,270

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Strategic Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December	Six months ended 30th June				Six months ended 30th June		Year ended 31st December
2001 US$m	2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m	2001 US$m
2,377	2,377	**2,107**		At beginning of period	**3,639**	4,170	4,170
				Revaluation of properties			
(5)	-	**1**		- net revaluation surplus/(deficit)	**1**	-	(52)
1	-	**-**		- deferred tax	**-**	-	1
				Revaluation of other investments			
(126)	(49)	**52**		- fair value gains/(losses)	**52**	(49)	(126)
(13)	(13)	**-**		- transfer to consolidated profit and loss account on disposal	**-**	(13)	(13)
				Net exchange translation differences			
(42)	(54)	**63**		- amount arising in period	**64**	(55)	(43)
21	-	**6**		- transfer to consolidated profit and loss account on disposal of businesses	**6**	-	21
				Cash flow hedges			
(12)	(9)	**(6)**		- fair value losses	**(6)**	(9)	(12)
9	2	**1**		- transfer to consolidated profit and loss account	**1**	2	9
-	1	**-**		Other	**-**	1	-
(167)	(122)	**117**		Net gains/(losses) not recognized in consolidated profit and loss account	**118**	(123)	(215)
32	(13)	**221**		Net profit/(loss)	**6**	(6)	(181)
(97)	(66)	**(64)**	7	Dividends	**(64)**	(66)	(97)
(10)	-	**(41)**		Repurchase of shares	**(41)**	-	(10)
1	-	**1**		Change in attributable interests	**1**	-	1
(29)	(17)	**2**		Decrease/(increase) in own shares held	**2**	(17)	(29)
2,107	2,159	**2,343**		At end of period	**3,661**	3,958	3,639

* The basis of preparation of this supplementary financial information is set out in note 1.

Jardine Strategic Holdings Limited
Consolidated Cash Flow Statement

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December 2001 US$m	Six months ended 30th June 2001 US$m	Six months ended 30th June **2002 US$m**	*Note*		Six months ended 30th June **2002 US$m**	Six months ended 30th June 2001 US$m	Year ended 31st December 2001 US4m
				Operating activities			
94	42	**286**		Operating profit	**287**	43	95
147	74	**62**		Depreciation and amortisation	**61**	73	146
(44)	(30)	**(218)**		Other non-cash items	**(218)**	(30)	(44)
20	(15)	**20**		Decrease/(increase) in working capital	**20**	(15)	20
24	19	**6**		Interest received	**6**	19	24
(121)	(65)	**(40)**		Interest and other financing charges paid	**(40)**	(65)	(121)
(18)	(10)	**(9)**		Tax paid	**(9)**	(10)	(18)
102	15	**107**			**107**	15	102
196	122	**120**		Dividends from associates and joint ventures	**120**	122	196
298	137	**227**		Cash flows from operating activities	**227**	137	298
				Investing activities			
(54)	(32)	**(147)**	*8(a)*	Purchase of subsidiary undertakings	**(147)**	(32)	(54)
(89)	(64)	**(16)**	*8(b)*	Purchase of associates and joint ventures	**(16)**	(64)	(89)
(5)	(2)	**(1)**		Purchase of other investments	**(1)**	(2)	(5)
(142)	(63)	**(81)**		Purchase of tangible assets	**(81)**	(63)	(142)
54	50	**274**	*8(c)*	Sale of subsidiary undertakings	**274**	50	54
4	-	**1**		Sale of associates and joint ventures	**1**	-	4
189	189	**-**	*8(d)*	Sale of other investments	**-**	189	189
28	27	**2**		Sale of tangible assets	**2**	27	28
217	(12)	**-**		Disposal of Franklins' assets in Dairy Farm	**-**	(12)	217
202	93	**32**		Cash flows from investing activities	**32**	93	202
				Financing activities			
(10)	-	**(37)**		Repurchase of shares	**(37)**	-	(10)
3	-	**5**		Capital contribution from outside shareholders	**5**	-	3
915	318	**306**		Drawdown of borrowings	**306**	318	915
(1,380)	(545)	**(328)**		Repayment of borrowings	**(328)**	(545)	(1,380)
(155)	(105)	**(105)**		Dividends paid by the Company	**(105)**	(105)	(155)
(5)	(3)	**-**		Dividends paid to outside shareholders	**-**	(3)	(5)
(632)	(335)	**(159)**		Cash flows from financing activities	**(159)**	(335)	(632)
(6)	(1)	**3**		Effect of exchange rate changes	**3**	(1)	(6)
(138)	(106)	**103**		Net increase/(decrease) in cash and cash equivalents	**103**	(106)	(138)
708	708	**570**		Cash and cash equivalents at beginning of period	**570**	708	708
570	602	**673**		Cash and cash equivalents at end of period	**673**	602	570

* The basis of preparation of this supplementary financial information is set out in note 1.

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1. Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2001 annual financial statements. As in 2001, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 9 to 12 and pages 15 to 16 prepared in accordance with IAS as modified by the revaluation of leasehold properties.

The Group's reportable segments are set out in note 2 and are described on pages 5 to 8.

2. Revenue

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
By business:		
Dairy Farm	**1,802**	2,664
Mandarin Oriental	**112**	118
	1,914	2,782

3. Operating Profit

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
By business:		
Dairy Farm	**24**	21
Mandarin Oriental	**22**	19
	46	40
Discontinuing operations		
- Woolworths in Dairy Farm	**16**	10
- Franklins in Dairy Farm	**-**	(25)
Net profit on disposal of Woolworths in Dairy Farm	**225**	-
Net loss on disposal of Franklins' assets in Dairy Farm	**-**	(12)
Corporate and other interests	**(1)**	29
	286	42

4. Share of Results of Associates and Joint Ventures

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
By business:		
Jardine Matheson	**31**	45
Dairy Farm	**15**	12
Hongkong Land	**20**	45
Mandarin Oriental	**6**	4
Cycle & Carriage	**36**	6
	108	112
Impairment of assets in Cycle & Carriage	**-**	(88)
	108	24

5. Tax

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
Company and subsidiary undertakings	**13**	8
Associates and joint ventures	**41**	25
	54	33

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$3 million *(2001: US$3 million).*

6. Earnings/(Loss) Per Share

Earnings per share are calculated on net profit of US$221 million *(2001: net loss of US$13 million)* and on the weighted average number of 651 million *(2001: 670 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by an associate.

Additional earnings per share reflecting the revaluation of leasehold properties are calculated on a net profit of US$6 million *(2001: net loss of US$6 million)* as shown in the supplementary financial information.

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6. Earnings/(Loss) Per Share (continued)

Additional earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit/(loss) is reconciled as follows:

Prepared in accordance with IAS Six months ended 30th June 2001 US$m	 **2002** **US$m**		Prepared in accordance with IAS as modified by revaluation of leasehold properties Six months ended 30th June **2002** **US$m**	 2001 US$m
48	**89**	Underlying net profit	**97**	55
		Decrease in fair value of investment properties		
-	**-**	- Hongkong Land	**(248)**	-
-	**(2)**	- other	**(2)**	-
-	**(2)**		**(250)**	-
		Discontinuing operations		
4	**7**	- net profit of Woolworths in Dairy Farm	**7**	4
-	**156**	- net profit on disposal of Woolworths in Dairy Farm	**156**	-
(20)	**-**	- net loss of Franklins in Dairy Farm	**-**	(20)
(7)	**-**	- net loss on disposal of Franklins' assets in Dairy Farm	**-**	(7)
(23)	**163**		**163**	(23)
		Sale and closure of businesses		
-	**(6)**	- Cica in Jardine Motors Group	**(6)**	-
11	**2**	- other	**2**	11
11	**(4)**		**(4)**	11
		Asset impairment		
(88)	**-**	- Astra International	**-**	(88)
-	**(25)**	- other	**-**	-
(88)	**(25)**		**-**	(88)
10	**2**	Fair value gain on options embedded in Jardine Matheson Guaranteed Bonds	**2**	10
29	**-**	Sale of investments	**-**	29
-	**(2)**	Other	**(2)**	-
(13)	**221**	Net profit/(loss)	**6**	(6)

7. Dividends

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
Final dividend in respect of 2001 of US¢9.90 *(2000: US¢9.90)* per share	**105**	105
Less Company's share of dividends paid on the shares held by an associate	**(41)**	(39)
	64	66

An interim dividend in respect of 2002 of US¢4.60 (2001: US¢4.60) per share amounting to a total of US$48 million (2001: US$49 million) is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$19 million (2001: US$18 million) will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

8. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings in the six months ended 30th June 2002 included the Company's increased interest in Mandarin Oriental of US$17 million *(2001: US$13 million)* and the repurchase of shares in Dairy Farm of US$130 million *(2001: none)*.

(b) Purchase of associates and joint venures in the six months ended 30th June 2001 included the Company's increased interest in Hongkong Land of US$50 million.

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
(c) Sale of subsidiary undertakings	**US$m**	US$m
Goodwill	**-**	1
Tangible assets	**101**	4
Deferred tax assets	**5**	-
Current assets	**62**	68
Current liabilities	**(63)**	(40)
Long-term borrowings	**(49)**	-
Net assets disposed of	**56**	33
Profit on disposal	**223**	17
Sale proceeds	**279**	50
Adjustment for accrual of disposal costs and deferred consideration	**4**	-
Cash and cash equivalents of subsidiary undertakings disposed of	**(9)**	-
Net cash inflow	**274**	50

8. Notes to Consolidated Cash Flow Statement (continued)

Net cash inflow in 2002 related to Dairy Farm's sale of Woolworths New Zealand.

Net cash inflow in 2001 related to Dairy Farm's sale of Sims Trading.

(d) Sale of other investments in the six months ended 30th June 2001 related to sale of the Company's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

9. Corporate Cash Flow and Net Debt

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
Dividends receivable	**115**	118
Other operating cash flows	**(21)**	(24)
Cash flows from operating activities	**94**	94
Cash flows from investing activities	**(17)**	108
Repurchase of shares	**(37)**	-
Dividends paid by the Company	**(105)**	(105)
Effect of exchange rate changes	**-**	2
Net (increase)/decrease in net debt	**(65)**	99
Net debt at beginning of period	**(720)**	(776)
Net debt at end of period	**(785)**	(677)
Represented by:		
Bank balances and other liquid funds	**6**	7
6.375% Guaranteed Bonds due 2011	**(295)**	-
Other long-term borrowings	**(496)**	(684)
	(785)	(677)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

10. Capital Commitments and Contingent Liabilities

	At 30th June 2002 US$m	At 30th June 2001 US$m	At 31st December 2001 US$m
(a) Capital commitments	**179**	135	109

(b) Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

The interim dividend of US¢4.60 per share will be payable on 16th October 2002 to shareholders on the register of members at the close of business on 23rd August 2002. The ex-dividend date will be on 21st August 2002, and the share registers will be closed from 26th to 30th August 2002, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th September 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing ten business days prior to the payment date. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

Golin/Harris Forrest
Megan Ross (852) 2501 7986

This and other Group announcements can be accessed through the Internet at "www.jardines.com".